Unitrend Entertainment Group Limited

September 11, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nico Nalbantian
Erin Jaskot
Aamira Chaudhry
Adam Phippen

Re:	Unitrend Entertainment Group Limited
Registration Statement on Form 8-A (File No. 001-42840)
Registration Statement on Form F-1, as amended
Initially Filed on June 17, 2024
File No. 333-280248

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Unitrend Entertainment Group Limited (the “Company”) hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”), so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on September 15, 2025 or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

The Company understands that Cathay Securities, Inc., the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Unitrend Entertainment Group Limited

By:	/s/ Bin Feng
	Name:	Bin Feng
	Title:	Chief Executive Officer